UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
 (Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

PACIFIC AEROSPACE & ELECTRONICS, INC.

(Name of the Issuer)

PACIFIC AEROSPACE & ELECTRONICS, INC.
GSCP RECOVERY, INC.
GSC RECOVERY II, L.P.
Matthew C. Kaufman
Philip Raygorodetsky

(Names of Persons Filing Statement)

Common Stock, $.001 par value
CUSIP #693758104

Donald A. Wright	Philip Raygorodetsky
Chief Executive Officer and President	GSCP Recovery, Inc.
Pacific Aerospace & Electronics, Inc.	GSC Recovery II, L.P.
430 Olds Station Road, Third Floor	500 Campus Drive, Suite 220
Wenatchee, Washington 98801	Florham Park, New Jersey 07923
509-667-9600	973-437-1000

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e- 3(c)(Section 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”)
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☑

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$140,000	$11.33

* The “Transaction Valuation” amount referred to above is approximately the product of 835,000, fractional shares of old common stock to be purchased and $0.168, the cash price per share to be paid for fractional shares of old common stock.

** In accordance with the Securities Act of 1934, as amended, the Filing Fee is determined by multiplying the Transaction Valuation by .0000809.

☑ Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $22.65
Form or Registration No.:     SC 13e-3; File No. 005-47828
Filing Party:     Pacific Aerospace & Electronics, Inc.
Date Filed:     September 18, 2003

INTRODUCTION

This Going-Private Transaction Statement (the “Statement”) is being filed jointly by PACIFIC AEROSPACE AND ELECTRONICS, INC., a Washington corporation (the “Company”), GSCP RECOVERY, INC., a Cayman Islands corporation (“GSCP Recovery”), GSC RECOVERY II, L.P., a Delaware limited partnership (“GSC Recovery II” and, together with GSCP Recovery, the “GSC Entities”), MATTHEW C. KAUFMAN and PHILIP RAYGORODETSKY, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder. The purpose of this Amendment No. 4 is to file a final amendment to the Schedule 13E-3 to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).

On February 20, 2004, the Company filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement under Regulation 14A of the Exchange Act relating to the Special Meeting of Shareholders of the Company (the “Special Meeting”) to be held on March 19, 2004 to, among other things, consider and act upon a proposal to amend the Company’s Articles of Incorporation, as amended, to provide for a reverse stock split of the Company’s common stock that would result in (i) shareholders receiving one share of new common stock for every 11,000 shares of existing common stock that they own, and (ii) shareholders receiving cash in lieu of any fractional share they would otherwise be entitled to receive as a result of the reverse stock split at a rate of $0.168 per share on a pre-split basis (the “Reverse Split Transaction”). At the Special Meeting, holders of shares of the Company’s common stock representing a majority of the combined voting power of the outstanding shares of common stock entitled to vote, voting together as a single class, voted to approve the Reverse Split Transaction.

The Company filed Articles of Amendment to the Articles of Incorporation with the Secretary of State of the State of Washington effective as of March 22, 2004, thereby giving effect to the Reverse Split Transaction. On the date hereof, the Company is also filing a Form 15 with the SEC to terminate the registration of its common stock and to cease reporting as a public company.

Item 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 11 is hereby amended and supplemented by adding the following:

(a) Securities Ownership. Immediately following the Reverse Split Transaction, GSCP Recovery, Inc. owned 1115 shares of the Company’s new common stock, representing approximately 51.2% of the outstanding common stock of the Company. GSC Recovery II, L.P. owned 350 shares of the Company’s new common stock, representing approximately 16.1% of the outstanding Common Stock of the Company. Taken together, the GSC entities owned 1465 shares of the Company’s new common stock, representing approximately 67.3% of the outstanding common stock of the Company.

Item 16. EXHIBITS.

(1)	Definitive Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on February 20, 2004.

(2)	Opinion of Houlihan Lokey Howard & Zukin, filed as Appendix A to the Preliminary Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on September 18, 2003.

(3)	Washington State Dissenters’ Rights Statute (RCW Chapter 23B.13) filed as Appendix C to the Preliminary Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on September 18, 2003.

(4)	Presentation of Houlihan Lokey Howard & Zukin to the Special Committee of the Board of Directors of Pacific Aerospace & Electronics, Inc. dated August 20, 2003 filed as Exhibit (4) to the 13E-3 filed electronically by EDGAR with the Securities and Exchange Commission on September 18, 2003.

(5)	5% Senior Secured Note due May 1, 2007 filed with the Securities and Exchange Commission on April 3, 2002 in the Company’s Current Report on Form 8-K.

(6)	Amendment No. 1, dated as of October 31, 2003, to the Note Purchase Agreement, dated as of March 19, 2002 by and between Pacific Aerospace & Electronics, Inc. and existing Holders of the Company’s 5% Senior Secured Notes due May 1, 2007 filed as Exhibit (6) to the Schedule 13E-3/A filed electronically by EDGAR with the Securities and Exchange Commission on December 19, 2003.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2004
PACIFIC AEROSPACE & ELECTRONICS, INC.

	By:	/s/ Donald A. Wright

Name: Donald A. Wright
Title: Chief Executive Officer and President

GSCP RECOVERY, INC.

	By:	/s/ Matthew C. Kaufman

Name: Matthew C. Kaufman
Title: Managing Director

GSC RECOVERY II, L.P.

	By:	/s/ Matthew C. Kaufman

Name: Matthew C. Kaufman
Title: Managing Director

MATTHEW C. KAUFMAN

/s/ Matthew C. Kaufman

PHILIP RAYGORODETSKY

/s/ Philip Raygorodetsky

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